UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, par value $0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Qian Huifang
Director
Tonghao (Cayman) Limited
c/o Tongding Interconnection Information Co., Ltd.
Room 613, Floor 6, Building 1, No.185, Aona Road,

No.8 Xiaoping Road, Zhenze Town, Wujiang,
Suzhou, Jiangsu, People’s Republic of China
86 512 63876788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3,   2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100		SCHEDULE 13D

1	Name of Reporting Person Tonghao (Cayman) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,700,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,700,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,700,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.7%(1)

14	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on the 35,616,335 ordinary shares, par value $0.00375 per share (“Ordinary Shares”) outstanding as of March 31, 2019, as reported by UTStarcom Holdings Corp. (the “Issuer”) in Item 6.E of its Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2019.

CUSIP No. 918076100		SCHEDULE 13D

1	Name of Reporting Person Tonghao Information Technology (Shanghai) Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,700,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,700,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,700,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.7%(1)

14	Type of Reporting Person (See Instructions) HC

Percentage calculated based on the 35,616,335 outstanding Ordinary Shares as of December 31, 2018, as reported by the Issuer in Item 6.E of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

CUSIP No. 918076100		SCHEDULE 13D

1	Name of Reporting Person Tongding Interconnection Information Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,700,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,700,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,700,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.7%(1)

14	Type of Reporting Person (See Instructions) CO

Percentage calculated based on the 35,616,335 outstanding Ordinary Shares as of December 31, 2018, as reported by the Issuer in Item 6.E of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

CUSIP No. 918076100		SCHEDULE 13D

1	Name of Reporting Person TongDing Group Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,700,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,700,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,700,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.7%(1)

14	Type of Reporting Person (See Instructions) IA

Percentage calculated based on the 35,616,335 outstanding Ordinary Shares as of December 31, 2018, as reported by the Issuer in Item 6.E of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

Item 1.                                 Security and Issuer

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 8, 2017, as amended by Amendment No. 1 filed on January 16, 2019, Amendment No. 2 filed on February 4, 2019 and Amendment No. 3 filed on August 20, 2019 (as amended, the “Original Schedule 13D”) with respect to the Ordinary Shares of the Issuer.  The Reporting Persons have entered into a joint filing agreement (the “Joint Filing Agreement”), dated as of February 4, 2019, a copy of which is attached as Exhibit 99.13 to the Original Schedule 13D.  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Original Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Tongding Interconnection, a member of the New Tonghao Group, and the Issuer entered into a strategic cooperation agreement, dated as of September 11, 2018, pursuant to which the parties will consider and cooperate on acquisitions or business combinations by the Issuer, expansion of the Issuer’s sales and marketing efforts to existing and potential customers, and expansion of the Issuer’s product lines, in attractive markets where the Issuer does not currently have extensive operations or sales.

On January 31, 2019, Tonghao Cayman entered into a Purchase Agreement (the “Shah Purchase Agreement”) with Shah Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust Hong Liang Lu & Lucy Lu TTEES (“Lu Family Trust”), The Lu Family Limited Partnership (“Lu Family Partnership”), Hong Lu and Lucy Lu JTWRO, and Hong Liang Lu IRA (collectively with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust and Lu Family Trust, Lu Family Partnership, Hong Lu and Lucy Lu JTWROS, the “Shah Sellers”), pursuant to which the Shah Sellers agreed to sell to Tonghao Cayman, and Tonghao Cayman agreed to purchase from the Shah Sellers, an aggregate of 9,200,000 Ordinary Shares (the “Sale Shares”), at a per share price of $5.35, or an aggregate purchase price of $49,220,000 (the “Purchase Price”), in each case pursuant to the terms and subject to the conditions set forth in the Shah Purchase Agreement.

On July 31, 2019, Tonghao Cayman entered into an Amendment to Purchase and Sale Agreement with the Shah Sellers (save for Mr. Shah), pursuant to which the parties agreed to extend the Termination Date (as such term is defined in the Shah Purchase Agreement) to September 30, 2019.

On September 3, 2019, Tonghao Cayman completed the acquisition of the Sale Shares pursuant to the terms and conditions of the Shah Purchase Agreement, as amended, and acquired an additional 9,200,000 Ordinary Shares at a purchase price of $5.35 per share, for an aggregate purchase price of $49,220,000. The Sale Shares were purchased with working capital of the Reporting Persons. Pursuant to the terms of the Shah Purchase Agreement, effective September 3, 2019, Mr. Himanshu Shah and Mr. Hong Liang Lu resigned from the Issuer’s board of directors (the “Board”) and Mr. Yongqing Yan and Mr. Jintong Lin (designees of Tonghao Cayman) were appointed to the Board. Mr. Yan will serve as Chairman of the Board.

The New Tonghao Group has purchased the Ordinary Shares beneficially owned by them with a view towards strengthening and promoting strategic and business cooperation between Tongding Interconnection and the Issuer. The New Tonghao Group will review its investment in the Issuer on a continuing basis and, depending on general market and economic conditions, the performance and prospects of the Issuer, other investment opportunities available to the members of the New Tonghao Group, the market price of the Ordinary Shares and other investment considerations, factors and future developments, the New Tonghao Group may at any time and from time to time (subject to applicable law) hold, vote, acquire or dispose of or otherwise deal with securities (through open market purchases, private agreements with the Issuer or other parties, or otherwise, as applicable), or suggest or take a position with respect to the management, operations or capital structure, of the Issuer.

The New Tonghao Group, as a significant and active shareholder of the Issuer’s outstanding Ordinary Shares, and with the intention of strengthening and promoting strategic and business cooperation between Tongding Interconnection and the Issuer, has engaged, and intends to continue to engage, in communications with the Issuer’s directors, management and other stockholders regarding potential areas for future cooperation with the goal of improving the Issuer’s business and financial performance. Such discussions could include, but would not be limited to, the business, operations, investment strategy and portfolio, including with respect to industrial integration, financial condition, corporate governance, management, and future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same, as well as any other matters which the New Tonghao Group believes could be relevant to preserving and increasing the value of its investment in the Issuer’s Ordinary Shares and efforts to increase shareholder value generally.

The New Tonghao Group cannot predict whether any of the foregoing activities will ultimately result in plans or proposals that would be presented to the Issuer or its board or shareholders. Except as described herein, the New Tonghao Group does not have any plans or proposals which relate to, or could result in, any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

The New Tonghao Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans, strategies or proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions described in the foregoing paragraphs.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)  Based on the most recent information available, the aggregate number and percentage of the Ordinary Shares (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the New Tonghao Group members is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the New Tonghao Group members, and such information is incorporated herein by reference.  The percentages reported herein are calculated based on the 35,616,335 Ordinary Shares reported outstanding by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on April 17, 2019.

Tonghao Cayman is the direct beneficial owner of 12,700,000 Ordinary Shares.

Tonghao Shanghai, through its ownership of Tonghao Cayman, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.

Tongding Interconnection, through its ownership of Tonghao Shanghai, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.

TongDing, through its control of Tongding Interconnection, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.

The numbers of Ordinary Shares as to which each of the New Tonghao Group members has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the New Tonghao Group members, and such information is incorporated herein by reference.

(c) Except as described in Item 3 and Item 4, none of the New Tonghao Group members have engaged in any transactions in the Ordinary Shares during the sixty days prior to the obligation to file this Amendment.  To the knowledge of the New Tonghao Group, there have been no transactions by any director or executive officer of any of the New Tonghao Group members listed in Schedules I through IV hereto in the Ordinary Shares during the past sixty days.

(d) To the best knowledge of the New Tonghao Group, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Ordinary Shares held by the New Tonghao Group other than each of the New Tonghao Group members.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2019

TONGHAO (CAYMAN) LIMITED

By:	/s/ Qian Huifang
Name: Qian Huifang
Title: Director

TONGHAO INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.

By:	/s/ Qian Huifang
Name: Qian Huifang
Title: Director

TONGDING GROUP CO., LTD.

By:	/s/ Shen Xiaoping
Name: Shen Xiaoping
Title: Legal Representative

TONGDING INTERCONNECTION INFORMATION CO., LTD.

By:	/s/ Yan Yongqing
Name: Yan Yongqing
Title: Chairman & CEO